UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-38065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCSB Bank 401(k) Savings Plan

(formerly known as Putnam County Savings Bank 401(k) Savings Plan)

2651 Strang Blvd., Suite 100

Yorktown Heights, NY 10598

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PCSB Financial Corporation

2651 Strang Blvd., Suite 100

Yorktown Heights, NY 10598

PCSB BANK 401(k) SAVINGS PLAN

YORKTOWN HEIGHTS, NEW YORK

FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of PCSB Bank 401(k) Savings Plan

Yorktown Heights, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCSB Bank 401(k) Savings Plan (f/k/a Putnam County Savings Bank 401(k) Savings Plan) (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of PCSB Bank 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

3.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2011.

New York, New York

October 12, 2018

4.

PCSB BANK 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS

Investments, at fair value	$20,528,702	$14,489,117
Cash	187,744	99,728

	20,716,446	14,588,845

Receivables
Due from broker	-	1,091
Contributions receivable	46,014	-
Notes receivable from participants	523,454	432,935

	569,468	434,026

Total assets	21,285,914	15,022,871

LIABILITIES

Due to broker	187,465	100,819

NET ASSETS AVAILABLE FOR BENEFITS	$21,098,449	$14,922,052

See accompanying notes to financial statements.

5.

PCSB BANK 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

Investment income
Interest and dividends	$425,372
Net appreciation in fair value of investments	4,844,713

5,270,085

Interest income on notes receivable from participants	20,653

Contributions
Employer	458,591
Participant	734,358
Rollover	925,348

2,118,297

Total additions	7,409,035

Benefit paid to participants	(1,186,788)

Administrative expenses	(45,850)

Net increase	6,176,397

Net assets available for benefits

Beginning of year	14,922,052

End of year	$21,098,449

See accompanying notes to financial statements.

6.

PCSB BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the PCSB Bank 401(k) Savings Plan, f/k/a Putnam County Savings Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed 401(k) plan covering all full-time salaried employees of the plan sponsor, PCSB Bank, f/k/a Putnam County Savings Bank (the “Bank”, “Employer”, “Company” or “Sponsor”), who have completed one year of service subject to 1,000 hour minimum service requirement and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: Each year, participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Service. The Bank makes matching contributions equal to 75% of the first 6% of the participant’s contributions up to a maximum of 4.5% of the participant’s compensation. For each pay period, the Bank made contributions in an amount equal to 5% of compensation on behalf of each eligible employee whose employment with the Bank commences on or after October 1, 2012. This contribution ceased on April 21, 2017. The Bank may also make additional contributions at its discretion. There were no discretionary contributions made in 2017.

Rollovers: The Plan permits rollover contributions by an employee of the Bank, whether or not a participant. Rollover contributions are contributions to the Plan of funds received by an employee from another qualified plan or transferred directly to the Plan from another qualified plan. Rollover contributions are credited to a rollover contribution account in the name of the employee, are invested as directed by the employee and are credited with any investment earnings or losses thereon.

Forfeitures: At December 31, 2017 and 2016, forfeited nonvested accounts were $1,042 and $620, respectfully. Forfeitures are treated as matching contributions and are applied to reduce the amount of subsequent matching contributions otherwise required to be made by the Bank.

Payment of Benefits: Upon normal or early retirement, death, disability or severance from service, if elected, participants’ benefits are paid in a lump sum payment or distributed in installments from the participants’ vested account balance. Additionally, a participant who is no longer employed by the Bank for reasons other than retirement or disability and whose vested balance is $1,000 or less will have their vested balance paid in the form of a single cash payment as soon as administratively possible after termination, while those participants whose vested balance is greater than $1,000 have the option of leaving their balance in the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, and (b) Plan earnings, and is charged with his or her withdrawals, an allocation of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

7.

PCSB BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her employee contribution and rollover accounts. Each participant attains a vested and nonforfeitable right in the Bank’s matching, including the 5% of compensation on behalf of each eligible employee whose employment with the Bank commences on or after October 1, 2012, and discretionary contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Notes Receivable from Participants: Participants may borrow from their vested account balances. The minimum loan amount is $1,000 and the maximum amount is equal to the lesser of: (i) $50,000, or (ii) 50% of the vested account balance. All loans are made for a fixed term of not more than 5 years except for the purchase of a primary residence which may have a term not exceeding 15 years. Loans are collateralized by the balance in the participant’s vested account and bear interest at the prime rate rounded to the nearest 0.25% plus 1%. The prime rate for this purpose is the rate published in the Wall Street Journal on the first business day of the month in which the loan in made. Interest rates charged on participant loans issued were 5.25% and 4.5% for the years ending December 31, 2017 and 2016, respectively.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds investments in mutual funds, collective trust funds and the Sponsor’s stock through a unitized investment vehicle whose values are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Benefit Payments: Benefit payments are recorded when paid.

8.

PCSB BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 3. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange (Level 1 inputs).

Collective Trusts: The fair values of participation units held in collective trusts are based on the net asset values per unit as reported by the fund managers. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The Wells Fargo Stable Value Fund J has no withdrawal restrictions for participant initiated withdrawals but does require a 12-month advance notice for plan sponsor initiated withdrawals.

Employer Stock Unitized Fund: The Plan invests in Employer Stock through a unitized Fund whose value is a component of the employer stock and a short-term government obligation mutual fund. The fair value of employer stock and the short-term government obligation mutual fund is based on the closing price of the investment on the Nasdaq Global Market exchange (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or

9.

PCSB BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below.

		Fair Value Measurement Using

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Mutual funds	$9,915,858	$9,915,858	$-	$-
Collective trusts*	3,473,601	-	-	-
Employer stock	7,139,243	7,139,243	-	-

Total	$20,528,702	$17,055,101	$-	$-

		Fair Value Measurement Using

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016
Mutual funds	$10,938,405	$10,938,405	$-	$-
Collective trusts*	3,550,712	-	-	-

Total	$14,489,117	$10,938,405	$-	$-

* - Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. As of December 31, 2017, certain Plan investments were shares of Pentegra Advantage Asset Allocation Strategy funds that are collective investment funds (the “PAAAS Funds”). Reliance Trust Company, who is custodian for the Plan, is also the trustee and custodian for the PAAAS Funds. Pentegra Retirement Services, Inc., the record keeper of the Plan, provides investment sub-advisory services for the PAAAS Funds. Transactions in the PAAAS Funds qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions. Fees for accounting and other administrative services are paid for by the Bank. Direct and indirect fees paid for by the Plan are considered party-in-interest transactions. As of December 31, 2017, the Plan held 374,776 shares of Company Stock with a value of $7.1 million, including unrealized appreciation of $3.3 million. Transactions within the Bank Stock are considered related party transactions.

10.

PCSB BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their non-vested Bank matching and discretionary contributions.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated July 31, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has subsequently been amended. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 7 - SUBESQUENT EVENT

On June 20, 2018 the Board of Directors of the Bank approved the suspension of the employer match effective July 1, 2018.

11.

SUPPLEMENTAL SCHEDULE

12.

PCSB BANK 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Plan Sponsor:	PCSB Bank
Employer Identification Number:	14-0984880
Plan Number:	002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Collective Trusts
*	Reliance Trust Co.	Pentegra Advantage Conservative Asset Allocation	#	$94,590
*	Reliance Trust Co.	Pentegra Advantage Moderately Conservative Asset Allocation	#	1,399,965
*	Reliance Trust Co.	Pentegra Advantage Aggressive Asset Allocation	#	172,461
*	Reliance Trust Co.	Pentegra Advantage Moderately Aggressive Asset Allocation	#	457,481
*	Reliance Trust Co.	Pentegra Advantage Moderate Asset Allocation	#	243,617
	Wells Fargo Bank, NA	Wells Fargo Stable Value Fund J	#	1,105,487

				3,473,601

		Mutual Funds
	American Beacon	Large Cap Value Fund Institutional	#	1,829,025
	Vanguard	500 Index Admiral	#	764,535
	Dimensional Fund Advisors	DFA US Small Cap Portfolio	#	1,724,410
	American Funds	Europacific Growth Fund R6	#	321,824
	Vanguard	Vanguard Total Bond Market Admiral	#	1,326,673
	Vanguard	Vanguard Mid Cap Index Admiral	#	673,158
	T. Rowe Price	T. Rowe Price Blue Chip Growth	#	3,014,211
	Federated	Government Obligations Institutional	#	262,022

				9,915,858

		Employer Stock
*	PCSB Financial Corp.	PCSB Financial Corp. Unitized Stock	#	7,139,243

		Notes Receivable from Participants
*	Participant loans	Interest rates from 4.25% to 5.25%	#	523,454

		Maturity dates from March 9, 2018 to April 1, 2044
				$21,052,156

*	Denotes party-in-interest.
#	Investment is participant directed, therefore historical cost is not required.

See Report of Independent Registered Public Accounting Firm

13.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

14.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PCSB Bank 401(k) Savings Plan

Date: October 12, 2018	By:	/s/ Ruth Leser
Ruth Leser
Senior Vice President & Director of Human Resources

15.